

07005062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2007 WASH. D.C. 210

SEC FILE NUMBER
8-47554

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Asset Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5050 Poplar Avenue, Suite 528
(No. and Street)

Memphis, (City) TN (State) 38157 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Eberle, III (901) 818-3936
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Collins Thomas & Associates, PLLC.
(Name – *if individual, state last, first, middle name*)

5860 Ridgeway Center Parkway, Suite 250, Memphis, TN 38120
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Eberle, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Asset Trading, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



BEVERLY R. ALEXANDER
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF SHELBY

My Comm. Exp. 9-28-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

ADVANCED ASSET TRADING, INC.

For the Year Ended December 31, 2006

TABLE OF CONTENTS

Collins Thomas & Associates, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

A. Lawrence Collins, C.P.A.
John W. Thomas, C.P.A.
Catherine L. Sanborn, C.P.A.
Terryl M. Viner, C.P.A.
Roger D. Webb, C.P.A.

5860 Ridgeway Center Pky., Suite 250
Memphis, Tennessee 38120
Phone (901) 684-1170
Fax (901) 684-1208
cpa@cta-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Advanced Asset Trading, Inc.
Memphis, Tennessee

We have audited the accompanying balance sheet of Advanced Asset Trading, Inc., as of December 31, 2006 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year ended. These financial statements are the responsibility of Advanced Asset Trading, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule section is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Asset Trading, Inc., as of December 31, 2006 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Collins Thomas & Associates, PLLC

Memphis, Tennessee
February 8, 2007

ADVANCED ASSET TRADING, INC.
BALANCE SHEET
December 31, 2006

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 2,236
Cash - deposit accounts - restricted	35,287
Interest receivable	156
Commissions receivable	4,466
Accounts receivable - related party	348
Prepaid expenses	1,281
Deferred tax benefit	644
TOTAL CURRENT ASSETS	44,418
OTHER ASSETS	
Note receivable	20,780
Deferred tax benefit	10,326
TOTAL OTHER ASSETS	31,106
PROPERTY AND EQUIPMENT	
Office furniture, fixtures and equipment	12,765
Less: accumulated depreciation	(5,661)
TOTAL PROPERTY AND EQUIPMENT	7,104
TOTAL ASSETS	$ 82,628
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 527
Accrued expenses	1,293
Accrued franchise tax	300
TOTAL CURRENT LIABILITIES	2,120
OTHER LIABILITIES	
Accounts payable - long term	8,600
TOTAL OTHER LIABILITIES	8,600
STOCKHOLDERS' EQUITY	
Capital stock - common, $.01 par value, authorized 100,000 shares, issued and outstanding 20,000 shares	200
Additional paid in capital	69,800
Retained earnings	1,908
	71,908
	$ 82,628

See accompanying notes.

ADVANCED ASSET TRADING, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUES		
Commissions	$	62,465
Investment and advisory fees		46,541
Interest income		1,791
		110,797
EXPENSES		
Access fees		5,309
Accounting		4,320
Auto expense		3,225
Bank charges		90
Commissions		344
Depreciation		1,907
Dues & subscriptions		6,353
Employee leasing services		21,173
Insurance		1,028
License & fees		145
Marketing & promotional		1,491
Meals & entertainment		710
Membership fees		2,180
Office supplies, printing & postage		3,320
Professional fees		7,283
Rent		14,107
Salaries & wages		14,382
Taxes - payroll		1,290
Taxes - franchise		300
Telephone & internet		6,250
Training & testing		449
Trade charges		17,537
Travel		1,174
		114,367
INCOME (LOSS) BEFORE INCOME TAXES		(3,570)
PROVISION FOR INCOME TAX (EXPENSE) BENEFIT - CURRENT		0
PROVISION FOR INCOME TAX (EXPENSE) BENEFIT - DEFERRED		(1,058)
TOTAL PROVISION FOR INCOME TAX (EXPENSE) BENEFIT		(1,058)
NET INCOME (LOSS)	$	(4,628)

See accompanying notes.

ADVANCED ASSET TRADING, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(4,628)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		1,907
Deferred taxes		1,058
(Increase) decrease in:		
Cash - deposit accounts - restricted		345
Interest receivable		(32)
Commissions receivable		(1,826)
Prepaid expenses		(23)
Receivable - other		(174)
(Decrease) increase in:		
Accounts payable - trade		(2,720)
Accrued expenses		1,293
Accrued franchise tax		2
NET CASH FLOWS FROM OPERATING ACTIVITIES		(4,798)
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		0
NET INCREASE (DECREASE) IN CASH		(4,798)
CASH, BEGINNING OF YEAR		7,034
CASH, END OF YEAR	$	2,236

See accompanying notes.

ADVANCED ASSET TRADING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Capital Stock Common								
	Shares		Amount		Additional Paid-in Capital		Retained Earnings		Total Stockholders' Equity
Balances, January 1, 2006	20,000	$	200	$	69,800	$	2,436	$	72,436
Capital stock activity for year ended December 31, 2006	0		0		0		0		0
Prior period adjustment	0		0		0		4,100		4,100
Net income (loss) for year ended December 31, 2006	0		0		0		(4,628)		(4,628)
Balances, December 31, 2006	20,000	$	200	$	69,800	$	1,908	$	71,908

See accompanying notes.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Advanced Asset Trading, Inc. (AATI) is a subsidiary of Strategic Asset Consulting, Inc. The Corporation was organized in August, 1995 for the purpose of selling interests in direct participation programs and other investment vehicles to individual and corporate customers located primarily in the Mid-South.

The Corporation is registed as a broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Corporation maintains offices in Memphis, TN.

As an introducing broker-dealer, the Corporation operates under Rule 15c3-3(k)(2)(ii), which requires that all of the funds and securities of its customers be handled through a clearing broker-dealer. During the year ended December 31, 2006, the Corporation cleared its securities transactions on a fully disclosed basis through Dain Correspondent Services, a division of Dain Rauscher Incorporated.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

AATI maintains its books on the accrual basis of accounting. However, for tax purposes the cash basis of accounting is used.

Revenue Recognition

AATI derives its revenues from commissions and investment and advisory services. Commissions are earned on the trading of securities by customers. Commission revenues, commissions fees and related clearing charges are recognized on a trade date basis. Investment and advisory service fees are earned from customers by providing consultations in investment strategy, allocation of portfolio assets, and performance reviews. Revenues from investment and advisory services are recognized as services are rendered.

Receivables

Interest receivable and commissions receivable are due from the clearing broker-dealer. These receivables are booked at month-end based on the month's deposit and sales volume. The money is received during the following month. The receivable from a related party will be received within two months of year-end. No allowance for doubtful accounts is needed for any of these receivables since collection is assured. The company has no other accounts receivable, and therefore no credit policy or risk in the ordinary sense.

Depreciation

Depreciation is computed using straight-line methods over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for federal income tax purposes in addition to expensing certain assets under Internal Revenue Code Section 179.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

AATI is included in the consolidated federal income tax return filed by it's Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments

AATI's financial instruments consist of various accounts and notes receivable, accounts payable, and accrued expenses. It is management's opinion that the company is not exposed to significant interest rate risk or credit risk arising from these instruments. Unless otherwise noted, the fair values of these financial instruments approximate their carrying values.

NOTE C - NET CAPITAL REQUIREMENTS

AATI is subject to the net capital requirements of the Securities and Exchange Commission under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006 the Corporation had net capital of $30,982, which is $25,982 in excess of the amount required to be maintained at that date as computed by the procedures under Rule 15c3-1. AATI's ratio of aggregate indebtedness to net capital is .35-to-1 as computed under this same rule.

NOTE D - RESTRICTED CASH-DEPOSIT ACCOUNTS

The clearing broker-dealer agreement with Dain Correspondent Services requires AATI to establish a Deposit Account ("Account"). This Account assures the Corporation's performance of its obligations under the agreement. The Account does not represent an ownership interest in Dain Correspondent Services. The account balance required as of December 31, 2006 is $35,000. There is also another $287 in a restricted CRD account. Restricted cash is not considered as cash or a cash equivalent.

NOTE E - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the accrual basis being used for financial statement purposes and the cash basis used for tax purposes, net operating losses which expire from 2014 to 2024, carryforwards of contributions, and depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The net deferred tax asset in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax asset		
Current	$	1,914
Noncurrent		11,302
		13,216
Deferred tax liability		
Current		1,269
Noncurrent		977
		2,246
Net deferred tax asset (liability)	$	10,970

The components of income tax expense related to operations are as follows:

Federal		
Current	$	0
Deferred (expense) benefit related to:		
Net operating loss carryforward		164
Timing difference depreciation		20
Timing difference receivables and prepaids		(282)
Timing difference accounts payable		(649)
		(747)
State		
Current		0
Deferred (expense) benefit related to:		
Net operating loss carryforward		84
Timing difference depreciation		8
Timing difference receivables and prepaids		(122)
Timing difference accounts payable		(281)
		(311)
Total income tax (expense) benefit	$	(1,058)

NOTE F - EMPLOYMENT AGREEMENT AND OFFICE LEASE

On May 5, 2003 the Corporation entered into a service agreement with an employment agency to co-employ an officer of the Corporation. The employment agency maintains a right in employment decisions as a co-employer, but does not maintain a right to make decisions or give direction with regard to the products produced or services provided by the Corporation to its customers. The agreement may be terminated , with or without cause, and without notice, at any time, at the option of either the employment agency or employee. The monthly cost is $1,764 to the Corporation.

The Corporation's office is located in Memphis, TN. In June, 2005 the Corporation extended it's lease term on the office. The lease term is now month to month. The monthly rental is $1,033.

NOTE G - CONCENTRATIONS OF RISK

As discussed in Note A, the Corporation's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Corporation and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Corporation. The Corporation seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

AATI serves individuals and institutional investors. Fluctuations in the investing activities of these investors and the economy will affect AATI revenues.

NOTE H - CASH FLOW INFORMATION

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. In 2006 there were no cash payments for interest or income taxes.

NOTE I - PRIOR-PERIOD ADJUSTMENT

During the current year it was discovered that accrued expenses had been overstated by $4,100 at the beginning of the year. An adjustment was made to accrued expenses through beginning retained earnings. The tax effect of the adjustment was not material, and was adjusted as part of the overall tax entry in the current period.

NOTE J - RELATED-PARTY TRANSACTIONS

The Corporation has an accounts receivable due from it's parent in the amount of $348 as of December 31, 2006, for expenses that the company has paid on the parent's behalf.

Supplementary Schedules

ADVANCED ASSET TRADING, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
December 31, 2006

Balance, January 1, 2006	$	0
Increases		0
Decreases		0
Balance, December 31, 2006	$	0

See accompanying notes.

ADVANCED ASSET TRADING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2006

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	71,908
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED		71,908
DEDUCTIONS AND/OR CHARGES		
NASD CRD account		287
Interest receivable		156
Accounts receivable - related party		348
Prepaid expenses		1,281
Note receivable		20,780
Deferred tax benefit		10,970
Office furniture, fixtures and equipment - net		7,104
TOTAL DEDUCTIONS AND/OR CHARGES		40,926
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		30,982
HAIRCUTS ON SECURITIES		
Contractual securities commitments - deduction no longer required		0
NET CAPITAL	$	30,982
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Accounts payable	$	9,127
Accrued expenses		1,293
Accrued franchise taxes		300
Deferred tax liability		0
AGGREGATE INDEBTEDNESS	$	10,720
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	715
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	25,982
Excess net capital at 1000%	$	29,910
Ratio: aggregate indebtedness to net capital		.35 to 1

See accompanying notes.

ADVANCED ASSET TRADING, INC.
RECONCILIATION OF COMPANY'S COMPUTATION OF NET CAPITAL WITH AUDIT
December 31, 2006

Reconciliation with Company's computation included in Part II of Form X-17A-5 as of December 31, 2006:

Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 25,812
Audit adjustments - increase (decrease) to net capital:		
Overaccrual of auditing fees	$ 4,100	
Decrease of net deferred tax asset	1,058	
Miscellaneous adjustments	12	
Net adjustments		5,170
Net capital, page 11		$ 30,982

See accompanying notes.

ADVANCED ASSET TRADING, INC.
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2006

The Corporation is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

Report of Independent Accountants on Internal Control

Report of Independent Accountants
On Internal Control
Required by SEC Rule 17a-5

To the Board of Directors of
Advanced Asset Trading, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Advanced Asset Trading, Inc. (the "Corporation") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 8, 2007

END